Exhibit 99.1

BLADEX FIRST QUARTER 2015 NET INCOME REACHED $28.8 MILLION, OR $0.74 PER SHARE (+23% YoY)

PANAMA CITY, REPUBLIC OF PANAMA, April 16, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

Reported results:

•	Bladex’s first quarter 2015 (“1Q15”) Net Income totaled $28.8 million (+23% YoY; -20% QoQ), on year-on-year improvements in business income (+10% YoY) and non-core results.
•	Net interest income totaled $35.8 million in 1Q15 (+11% YoY; -7% QoQ), mainly from higher year-on-year average loan portfolio balances and higher net margins resulting primarily from lower average funding costs.
•	Fees and Other Income totaled $2.8 million in 1Q15, on lower balances in the letters of credit business, while there were no fees from closed transaction recorded in the loan intermediation and syndication business, as several transactions still remain in progress.

Key performance metrics:

•	The Bank’s 1Q15 annualized return on average equity (“ROAE”) reached 12.6% versus 10.9% in 1Q14 and 15.7% in 4Q14.
•	Net interest spread and net interest margin in 1Q15 was 1.68% (+6 bps YoY; -8 bps QoQ), and 1.84% (+5 bps YoY; -8 bps QoQ), respectively. The YoY improvement was mainly driven by higher average loan portfolio balances (+9%) and lower average funding costs (-7 bps).
•	The 1Q15 Business Efficiency Ratio, which excludes non-core revenues and expenses, was 33% (-2 pts. YoY; +1 pt. QoQ), as business operating revenues increased 7% YoY and decreased 14% QoQ, while business operating expenses decreased 1% YoY and 11% QoQ.

Credit Growth & Quality:

•	Average Commercial Portfolio balances amounted to $7.1 billion in 1Q15 (+8% YoY; -2% QoQ), while the end-of-period Commercial Portfolio balances stood at $7.1 billion as of March 31, 2015 (+7% YoY; -1% QoQ).
•	Non-accrual loans to total loan portfolio balances amounted to 0.32% as of March 31, 2015, while the ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.23% (+5 bps YoY; +3 bps QoQ). The credit provision to non-performing loan balances ratio was 4.2 times as of March 31, 2015.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q15	4Q14	1Q14
Key Income Statement Highlights
Operating revenues	$42.2	$51.8	$36.5
Operating expenses	$13.0	$14.5	$13.5
Business Net Income (1)	$26.4	$30.5	$24.0
Non-Core Items (2)	$2.5	$5.6	$(0.5)
Net Income attributable to Bladex Stockholders (3)	$28.8	$36.1	$23.5
Profitability Ratios
Earnings per Share ("EPS") (4)	$0.74	$0.93	$0.61
Return on Average Equity (“ROAE”)	12.6%	15.7%	10.9%
Business ROAE (5)	11.5%	13.2%	11.2%
Business Return on Average Assets	1.35%	1.52%	1.34%
Net Interest Margin ("NIM")	1.84%	1.92%	1.79%
Net Interest Spread ("NIS")	1.68%	1.76%	1.62%
Efficiency Ratio	31%	28%	37%
Business Efficiency Ratio (6)	33%	32%	35%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,093	$7,187	$6,610
Treasury Portfolio	$393	$393	$353
Total Assets	$7,955	$8,025	$7,179
Market capitalization	$1,276	$1,167	$1,021
Tier 1 Basel I Capital Ratio (7)	16.2%	15.3%	16.4%
Leverage (times) (8)	8.4	8.8	8.1
Liquid Assets / Total Assets (9)	11.6%	9.2%	8.0%
Non-Accruing Loans to Total Loans, net of discounts	0.32%	0.06%	0.05%
Allowance for Credit Losses to Commercial Portfolio	1.23%	1.20%	1.18%
Credit provision to non-performing loan balances (times)	4.2	21.4	24.9

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2015 results: “Allowing for seasonal effects not uncommon in our business during the early part of the year, we are pleased to report solid results for the first quarter of 2015.

Weakness in commodity prices, especially so in the case of oil products, has put a damper on origination volumes, even as demand continues to be strong. We have managed to compensate these effects by diversifying into other sectors, such as financial institutions, food and beverage, retail trade, among others, and remain committed to privilege well priced business over sheer volume growth.

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Regarding credit quality, we are carefully watching and managing our exposures in order to proactively address and minimize any potential impact on the bottom line, and with that we have only had to make minor adjustments to our reserve coverage levels. As confident as we are regarding the quality of our book of business, we continue to remain vigilant in case the operating environment for our client base suffers any adverse changes.

Operating performance remains on track, and continues to show year-on-year improvements. On the fee income side, we are also making good progress even in the absence of a completed structured transaction this quarter. Our letters of credit business is diversifying away from higher risk environs, and the pipeline of transactions being worked on looks strong, leading us to remain confident regarding our ability to reach our fee income targets this year.

We are aware of the headwinds impacting the economic development of the Region, with 2015 growth estimates now being lowered to levels similar to last year´s. Nevertheless, we believe that Bladex continues to be very well positioned to thrive in this environment.” Mr. Amaral concluded.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held earlier today, April 16, 2015, in Panama City, Panama, Mr. Miguel Heras was elected as Director representing Class “E” shareholders, and Mr. Gonzalo Menéndez Duque and Mr. Rubens V. Amaral Jr., were re-elected as Directors of the Bank representing all Classes of shares of the Bank’s common stock. In addition, the shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2014, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2015, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 15, 2015, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2015. The dividend will be paid on May 5, 2015, to stockholders registered as of April 27, 2015.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

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(2)	Non-Core Items include: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), other expenses related to investment funds, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2015, Bladex had disbursed accumulated credits of approximately $222 billion.

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Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 17, 2015 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 66068075.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

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